

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

September 17, 2008

Mr. Donny Smith
Chief Executive Officer
Segway IV Corp.
213 South Oak Avenue
Owatonna, Minnesota 55060

> **Re:** **Segway IV Corp.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-30327**

Dear Mr. Smith:

We have completed our review of your Form 10-KSB and related amendments and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief